(Securities Code 7203)
                                                                   June 24, 2008
To All Shareholders:
                                                     President Katsuaki Watanabe
                                                        TOYOTA MOTOR CORPORATION
                                    1, Toyota-cho, Toyota City, Aichi Prefecture

 Notice of Resolutions Adopted at FY2008 Ordinary General Shareholders' Meeting
      (Unless otherwise stated, all financial information has been prepared in accordance with generally accepted accounting principles in Japan)
        English translation from the original Japanese-language document

Dear Shareholder,

The reports made and resolutions adopted at the FY2008 Ordinary General Shareholders' Meeting (the "General Shareholders' Meeting") today are as follows:


Reports:
     Reports on business review, unconsolidated and consolidated financial statements for FY2008 (April 1, 2007 through March 31, 2008) and report by Independent Auditor and the board of Corporate Auditors on the audit results of the consolidated financial statements for FY2008.

     Details pertaining to the above were reported.

Resolutions:
     Proposed Resolution 1:   Distribution of Surplus

                              Payment of a year-end dividend of 75 yen per share was approved as proposed.

                              The total amount of the annual dividends for the fiscal year ended March 31, 2008 will be 140 yen per share combined with the interim dividend.

     Proposed Resolution 2:   Election of 30 Directors

                              Approved as proposed. The following 30 persons were elected and have assumed their positions as directors:
                              Fujio Cho, Katsuhiro Nakagawa, Katsuaki Watanabe, Kazuo Okamoto, Kyoji Sasazu, Mitsuo Kinoshita, Takeshi Uchiyamada, Masatami Takimoto, Akio Toyoda, Yukitoshi Funo, Atsushi Niimi, Hiroshi Takada, Teiji Tachibana, Shinichi Sasaki, Akira Okabe, Yoichiro Ichimaru, Shoji Ikawa, Koichi Ina, Shinzo Kobuki, Akira Sasaki, Tadashi Arashima, Mamoru Furuhashi, Satoshi Ozawa, Shoichiro Toyoda, Hiroshi Okuda, Iwao Nihashi, Yasuhiko Ichihashi, Tadashi Yamashina, Takahiko Ijichi, and Tetsuo Agata.


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


     Proposed Resolution 3:   Issuance of Stock Acquisition Rights for the
                              Purpose of Granting Stock Options

                              Approved as proposed. Pursuant to Articles 236, 238 and 239 of the Corporation Act of Japan, Stock Acquisition Rights shall be granted without consideration to Directors, Managing Officers, employees, and other persons in similar positions at Toyota Motor Corporation ("TMC") and its affiliates, and determination of the terms and conditions of the offering of such rights shall be delegated to the Board of Directors.

                              Stock acquisition rights granted to Directors of TMC without consideration constitute remuneration other than cash of indeterminate value to Directors. Consequently, the calculation method to determine the value of the Stock Acquisition Rights to be allotted to the Directors as remuneration was also approved.

     Proposed Resolution 4:   Acquisition of Own Shares

                              Approved as proposed. In order to improve capital efficiency and to implement flexible capital policies tailored to the business environment, the authority was granted to acquire shares of common stock of TMC up to a maximum of 30 million shares and to a maximum value of 200 billion yen, pursuant to the provisions of Article 156 of the Corporation Act of Japan, during the one-year period from the day immediately following the close of the General Shareholders' Meeting.

     Proposed Resolution 5:   Payment of the Final Retirement Bonus to Corporate
                              Auditors Due to the Abolishment of the Retirement
                              Bonus System for Corporate Auditors

                              Approved as proposed. In conjunction with the abolishment of the retirement bonus system for Corporate Auditors, the 7 Corporate Auditors currently in office shall be paid a final bonus within a range of appropriate amounts, to be determined in accordance with standards adopted by TMC, for their service through to the conclusion of this General Shareholders' Meeting. The amounts and method of payment, etc. shall be determined by consultation among the Corporate Auditors. Payment shall be made at the time of retirement of each Corporate Auditor.

     Proposed Resolution 6:   Revision to the Amount of Remuneration to be paid
                              to Corporate Auditors

                              The proposal to increase the amount of
                              remuneration to be paid to Corporate Auditors to a total amount of 30 million yen per month was approved as proposed.

     Proposed Resolution 7:   Payment of Executive Bonuses

                              Payment of executive bonuses of a total amount of 1,066,500,000 yen (1,002,000,000 yen for Directors and 64,500,000 yen for Corporate Auditors) was approved as proposed.


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


At the Board of Directors meeting held today after the conclusion of the General Shareholders' Meeting, 30 persons were elected as directors with special titles and assumed their respective positions.

Chairman of the Board Fujio Cho, Vice Chairmen Katsuhiro Nakagawa and Kazuo Okamoto, President Katsuaki Watanabe, Executive Vice Presidents Kyoji Sasazu, Mitsuo Kinoshita, Takeshi Uchiyamada, Masatami Takimoto, and Akio Toyoda were elected and assumed their positions as representative directors.

In addition, at the Board of Directors meeting held after the conclusion of the General Shareholders' Meeting, 50 managing officers were also elected and assumed their respective positions.

The new directors are as follows:

Chairman of the Board       Fujio Cho               Senior Managing Director       Akira Sasaki
Vice Chairman               Katsuhiro Nakagawa      Senior Managing Director       Tadashi Arashima
Vice Chairman               Kazuo Okamoto           Senior Managing Director       Mamoru Furuhashi
President                   Katsuaki Watanabe       Senior Managing Director       Satoshi Ozawa
Executive Vice President    Kyoji Sasazu            Senior Managing Director       Iwao Nihashi
Executive Vice President    Mitsuo Kinoshita        Senior Managing Director       Yasuhiko Ichihashi
Executive Vice President    Takeshi Uchiyamada      Senior Managing Director       Tadashi Yamashina
Executive Vice President    Masatami Takimoto       Senior Managing Director       Takahiko Ijichi
Executive Vice President    Akio Toyoda             Senior Managing Director       Tetsuo Agata
Senior Managing Director    Yukitoshi Funo          Honorary Chairman              Shoichiro Toyoda
Senior Managing Director    Atsushi Niimi           Senior Advisor                 Hiroshi Okuda
Senior Managing Director    Hiroshi Takada          Full-time Corporate Auditor    Yoshikazu Amano
Senior Managing Director    Teiji Tachibana         Full-time Corporate Auditor    Chiaki Yamaguchi
Senior Managing Director    Shinichi Sasaki         Full-time Corporate Auditor    Masaki Nakatsugawa
Senior Managing Director    Akira Okabe             Corporate Auditor              Yoichi Kaya
Senior Managing Director    Yoichiro Ichimaru       Corporate Auditor              Yoichi Morishita
Senior Managing Director    Shoji Ikawa             Corporate Auditor              Akishige Okada
Senior Managing Director    Koichi Ina              Corporate Auditor              Kunihiro Matsuo
Senior Managing Director    Shinzo Kobuki

Managing Officers

Takashi Hata                Tatsuya Kaneko          Thierry Dombreval              Koei Saga
Wahei Hirai                 Takeshi Shirane         Shigeki Suzuki                 Naofumi Masuda
Tatehito Ueda               Masanao Tomozoe         Katsutada Masumoto             Shigeki Terashi
Takashi Shigematsu          Katsunori Itasaka       Yasushi Kohara                 Takuo Matsui
Yuzo Ushiyama               Tokuyuki Takahashi      Shigeru Hayakawa               Norihiko Arai
Toshio Furutani             Real C. Tanguay         Hisayuki Inoue                 Mitsuru Takada
Senta Morioka               Ryoichi Sasaki          Hiroji Onishi                  Soichiro Okudaira
Masayuki Nakai              Seiho Kawakami          Keiji Masui                    Hiroyuki Ochiai
Toshiki Hayama              Yasuhiko Yokoi          Kenji Miura                    Yasuo Kawada
Takahiro Iwase              Takahiro Fujioka        Kiyotaka Ise                   Naoki Miyazaki
Akihito Tsuji               Masanobu Kawase         Katsuyuki Miyabayashi          James E. Lentz
Yoshihiko Masuda            Yukio Nishikawa         Didier Leroy
Yoshimasa Ishii             Hirofumi Muta           Hiroyuki Yokoyama


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